May 8, 2019

Anthony J. Iarocci, Jr.
Chief Executive Officer
DCA Asset Management, Inc.
8217 East Spanish Boot Road
Carefree, Arizona 85377

       Re: DCA Asset Management, Inc.
           Amendment No. 3 to Registration Statement on Form 10-12G Filed April 29, 2019
           File No. 000-54966

Dear Mr. Iarocci:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-12G/A filed April 10, 2019

Risk Factors
Risks Related to our Business, page 9

1. We are unable to locate any additional disclosure in response to our prior comment 3. As previously requested, please expand your risk factor discussion to highlight the possibility of undisclosed liabilities stemming from your previous existence as a public company prior to the revocation of your Securities Exchange Act of 1934 registration.
Management's Discussion and Analysis of Financial Condition , page 20

2. We are unable to locate any additional disclosure in response to our prior comment 5. As previously requested, please discuss your plan of operation in the form of milestones, indicating the specific steps needed to make the company operational and generating revenues, the timing of those steps in weeks, months, or quarters, the costs, the source of funds and the expected date of first sales. Explain clearly what steps you have taken to
 Anthony J. Iarocci, Jr.
DCA Asset Management, Inc.
May 8, 2019
Page 2
      date and which steps remain to be implemented.
Capital Resources and Liquidity, page 22

3. We note your response to our prior comment 6. Please revise to clarify what you mean by
      "current capital levels" and "expansion."
Security Ownership of Certain Beneficial Owners and Management, page 24

4. We note your added disclosure in response to our prior comment 7. Please revise your beneficial ownership table to separately list Anthony Iarocci, Jr., and Michael Schnaus as beneficial owners, with their beneficial holdings reflecting the number of shares that they each beneficially own through DuLac Capital Assets.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at
(202) 551-3436 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.



                                                            Sincerely,
FirstName LastNameAnthony J. Iarocci, Jr.
                                                            Division of
Corporation Finance
Comapany NameDCA Asset Management, Inc.
                                                            Office of
Telecommunications
May 8, 2019 Page 2
cc:       Elaine Dowling, Esq.
FirstName LastName